SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer’s ID (CNPJ) No. 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry No. 1431-1
SEC Registry (CUSIP) No. 20441B308 - Common
SEC Registry (CUSIP) No. 20441B407 - Preferred "B"
LATIBEX Registry No. 29922 - Preferred "B"

NOTICE TO THE SHAREHOLDERS

As resolved at COPEL’s 63rd Annual Shareholders’ Meeting held on June 15, 2018, the Company will begin as of August 14, 2018, the payment of the proceeds of the 2017 fiscal year, in the amount of R$289,400,756.30, as follows:

1.	INTEREST ON EQUITY
1.1.	Gross amount: R$266,000,000.00
1.2.	Earnings per share:
1.2.1.	R$0.92624 per common share – ON
1.2.2.	R$2.89050 per Class "A" preferred shares – PNA
1.2.3.	R$1.01887per Class "B" preferred shares – PNB
1.3.	Shareholding Positions on: December 28, 2017
1.4.	Date “ex-interest”: January 02, 2018
1.5	Taxes: 15.00%, according to the Law No. 9,249/95

2.	DIVIDENDS
2.1.	Gross amount: R$23,400,756.30
2.2.	Earnings per share:
2.2.1.	R$0.08177 per common share – ON
2.2.2.	R$0.08996 per Class "B" preferred shares – PNB
2.2.3.	Taxes: Exempt, according to the Law No. 9,249/95
2.3.	Shareholding Positions on: June 15, 2018
2.4	Date "ex-dividends": June 18, 2018

3.	PAYMENT CONDITIONS
3.1.	Bank account deposit (in accordance with the shareholder’s registration data).

4.	REGISTRATION
4.1.	The shareholders must keep updated their bank details with stock broker where they have custody of their shares.
Those in direct custody with Copel must update their data by e-mail acionistas@copel.com

5.	SHAREHOLDER SERVICES
5.1.	Shareholder and Custody Department
Rua Coronel Dulcídio, 800 – 3º andar - CEP 80420-170 - Curitiba – PR
Phone: 0800-41-2772 Fax: (41) 3331-2916 e-mail: acionistas@copel.com
5.2.	Depositary Bank abroad: The Bank of New York Mellon
101 Barclay Street, 22th Floor
New York – NY – 10286
Phone: (212) 815-7118
e-mail: Cassandra.miranda@bnymellon.com

Curitiba, June 15, 2017

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 15, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.